UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Mer Telemanagement Solutions Ltd.
---------------------------------
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M69676 126
-----------
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 14, 2015
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

SCEDULE 13D
CUSIP NO.: M69676 126

1	NAMES OF REPORTING PERSON Mer Ofekim Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a)[X] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 872,226*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 872,226*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 872,226
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.88%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*  Mer Ofekim Ltd. is the record  holder of 872,226 ordinary  shares of the Issuer.  Mer Ofekim Ltd. is an Israeli  company  jointly owned by Mr. Haim Mer and Mrs. Dora Mer. Accordingly,  Mr. Haim Mer and Mrs. Dora Mer may be deemed to have the shared voting and  dispositive  power as to the ordinary shares of the Issuer  held of record by Mer Ofekim Ltd.  Mr.  Haim Mer and Mrs. Dora Mer are husband and wife.

** Based on 8,043,380  Ordinary Shares that the Issuer advised were issued and outstanding  as of June 3, 2015.

Page 2 of 7 pages

SCEDULE 13D
CUSIP NO.: M69676 126

1	NAMES OF REPORTING PERSON Haim Mer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,254,926*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,254,926*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.60%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*  Mr. Haim Mer and Mrs. Dora Mer are the holders of 376,883 ordinary shares of the Issuer. In addition,  Mr. Haim Mer and Mrs. Dora Mer are the beneficial owners of: (i) 872,226 ordinary shares of the Issuer directly held by Mer Ofekim Ltd., an Israeli  company  jointly owned by Mr. and Mrs. Mer;  (ii)  5,770  ordinary  shares  of the  Issuer  directly  held by Mer Services Group Ltd., an Israeli company controlled by Mr. and Mrs. Mer; and (iii) 47 ordinary shares of the Issuer directly held by Mer Telecom Ltd., an Israeli company controlled by Mr. and Mrs. Mer. Accordingly,  Mr. Haim Mer and Mrs. Dora Mer may be deemed to have the shared  voting and  dispositive power as to the ordinary  shares of the Issuer held of record by Mer Ofekim Ltd., Mer Services  Ltd. and Mer Telecom Ltd.. Mr. Haim Mer and Mrs. Dora Mer are husband and wife.

** Based on 8,043,380  Ordinary Shares that the Issuer advised were issued and outstanding  as of June 3, 2015.

Page 3 of 7 pages

SCEDULE 13D
CUSIP NO.: M69676 126
E 4 of 7

1	NAMES OF REPORTING PERSON Dora Mer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,254,926*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,254,926*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,254,926
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.60%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

*  Mr. Haim Mer and Mrs. Dora Mer are the holders of 376,883 ordinary shares of the Issuer. In addition,  Mr. Haim Mer and Mrs. Dora Mer are the beneficial owners of: (i) 872,226 ordinary shares of the Issuer directly held by Mer Ofekim Ltd., an Israeli  company  jointly owned by Mr. and Mrs. Mer;  (ii)  5,770  ordinary  shares  of the  Issuer  directly  held by Mer Services Group Ltd., an Israeli company controlled by Mr. and Mrs. Mer; and (iii) 47 ordinary shares of the Issuer directly held by Mer Telecom Ltd.,  an Israeli company controlled by Mr. and Mrs. Mer. Accordingly,  Mr. Haim Mer and Mrs. Dora Mer may be deemed to have the shared  voting and  dispositive power as to the ordinary  shares of the Issuer held of record by Mer Ofekim Ltd., Mer Services  Ltd. and Mer Telecom Ltd..  Mr. Haim Mer and Mrs. Dora Mer are husband and wife.

** Based on 8,043,380  Ordinary Shares that the Issuer advised were issued and outstanding  as of June 3, 2015.

Page 4 of 7 pages

SCEDULE 13D
CUSIP NO.: M69676 126

Item 1.  Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D relates to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Mer Telemanagement Solutions Ltd., an Israeli corporation whose principal executive offices are located at 14 Hatidhar Street, Ra'anana 4366516, Israel.

Item 3.  Source and Amount of Funds or Other Consideration

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         Mr. Haim Mer purchased an aggregate of 102,272 Ordinary Shares of the Issuer pursuant to a Share Purchase Agreement on May 11, 2015, among him, the Issuer and other purchasers named therein. The aggregate purchase price for such 102,272 Ordinary Shares was $225,000, or $2.20 per share, all of which amount was paid by Mr. Mer from personal funds. On May 14, 2015, Mr. Mer purchased 20,000 Ordinary Shares in the open market at the price of $2.50 per share; and on June 3, 2015, Mr. Mer purchased an additional 20,000 Ordinary Shares in the open market at the price of $3.00 per share.

Item 4.  Purpose of Transaction

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

    The 142,272 Ordinary Shares purchased by Mr. Haim Mer were purchased for investment purposes.

Other an as described in this Item 4 (including Item 3 incorporated by reference therein), the Reporting Persons have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing).

Item 5.  Interest in Securities of the Issuer

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a)-(b).                      As of the date of this Schedule 13D/A, the Reporting Persons beneficially own 1,254,926 Ordinary Shares, which is 15.60% of the outstanding Ordinary Shares of the Issuer.

c.           Except as set forth in this Schedule 13D/A, the Reporting Persons have not effected any transactions with respect to the Ordinary Shares during the past 60 days.

d.           No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares covered by this Schedule 13D/A.

e.           Not applicable.

Page 5 of 7 pages

SCEDULE 13D
CUSIP NO.: M69676 126

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in this Schedule 13D/A and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1.	Share Purchase Agreement dated May 11, 2015, incorporated by reference to the Issuer’s Form 6-K filed with the SEC on May 27, 2015.

Page 6 of 7 pages

SCEDULE 13D
CUSIP NO.: M69676 126

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.

June 15, 2015
(Date)

/s/Haim Mer
Mer Ofekim Ltd.
By: Haim Mer
Title: Director

/s/Haim Mer
Haim Mer

/s/Dora Mer
Dora Me

Page 7 of 7 pages